Exhibit 99.1

Proposed issue of securities

Update Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

Update to previous announcement

Date of this announcement

5/1/2024

Reason for update to a previous announcement

Proposed issue of securities approved by shareholders at EGM held 29 December 2023.

Refer to next page for full details of the announcement

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Proposed issue of securities

Part 1 - Entity and announcement details

1.1	Name of +Entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give ASX the following information about a proposed issue of +securities and, if ASX agrees to +quote any of the +securities (including any rights) on a +deferred settlement basis, we agree to the matters set out in Appendix 3B of the ASX Listing Rules.

If the +securities are being offered under a +disclosure document or +PDS and are intended to be quoted on ASX, we also apply for quotation of all of the +securities that may be issued under the +disclosure document or +PDS on the terms set out in Appendix 2A of the ASX Listing Rules (on the understanding that once the final number of +securities issued under the +disclosure document or +PDS is known, in accordance with Listing Rule 3.10.3C, we will complete and lodge with ASX an Appendix 2A online form notifying ASX of their issue and applying for their quotation).

1.2	Registered Number Type	Registration Number
ABN	37080699065

1.3	ASX issuer code

ATH

1.4	The announcement is

 Update/amendment to previous announcement

1.4a Reason for update to a previous announcement

Proposed issue of securities approved by shareholders at EGM held 29 December 2023.

1.4 b Date of previous announcement to this update

22/11/2023

1.5	Date of this announcement

5/1/2024

1.6	The Proposed issue is:

 A placement or other type of issue

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Proposed issue of securities

Part 7 - Details of proposed placement or other issue

Part 7A - Conditions

7A.1 Do any external approvals need to be obtained or other conditions satisfied before the placement or other type of issue can proceed on an unconditional basis?

 Yes

7A.1a Conditions

Approval/Condition	Date for determination	Is the date estimated or actual?	** Approval received/condition met?
+Security holder approval	29/12/2023	Actual	yes

Comments

Part 7B - Issue details

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities?
Existing class	yes

Details of +securities proposed to be issued

ASX +security code and description

ATH : ORDINARY FULLY PAID

Number of +securities proposed to be issued

1,008,965,809

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

Yes

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Proposed issue of securities

In what currency is the cash consideration being paid?	What is the issue price per +security?
AUD - Australian Dollar	AUD 0.00350

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

Attaching +Security

Is the proposed attaching security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional +securities in a class that is already quoted or recorded by ASX)?

New class

Attaching +Security - New class (+securities in a class that is not yet quoted or recorded by ASX)

Details of attaching +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the 'new' class of +securities on ASX?
No	No

ASX +security code	+Security description
New class-code to be confirmed	Short-dated option

+Security type

Options

Number of +securities proposed to be issued

1,371,428,571

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching short-dated option issued for each Placement share issued per Placement announcement 22 Nov 2023

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

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Proposed issue of securities

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Options details

+Security currency

AUD - Australian Dollar

Exercise price	Expiry date
AUD 0.0070	31/8/2024

Details of the type of +security that will be issued if the option is exercised

ATH : ORDINARY FULLY PAID

Number of securities that will be issued if the option is exercised

One ATH fully paid ordinary share

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

https://alteritytherapeutics.com/investor-overview/asx-announcements/

Is the proposed security a 'New class' (+securities in a class that is not yet quoted or recorded by ASX) or an 'Existing class' (additional securities in a class that is already quoted or recorded by ASX)?	Will the proposed issue of this +security include an offer of attaching +securities?
New class	No

Details of +securities proposed to be issued

ISIN Code (if Issuer is a foreign company and +securities are non CDIs)

Have you received confirmation from ASX that the terms of the proposed +securities are appropriate and equitable under listing rule 6.1?	Will the entity be seeking quotation of the 'new' class of +securities on ASX?
No	Yes

ASX +security code	+Security description
New class-code to be confirmed	Long-dated options

+Security type

Options

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Proposed issue of securities

Number of +securities proposed to be issued

457,142,857

Offer price details

Are the +securities proposed to be issued being issued for a cash consideration?

No

Please describe the consideration being provided for the +securities

One (1) free attaching long-dated option issued for each three (3) Placement shares issued per Placement announcement 22Nov 2023

Please provide an estimate of the AUD equivalent of the consideration being provided for the +securities

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Options details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.0100	31/8/2026

Details of the type of +security that will be issued if the option is exercised

ATH : ORDINARY FULLY PAID

Number of securities that will be issued if the option is exercised

One ATH fully paid ordinary share

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities proposed to be issued or provide the information by separate announcement.

https://alteritytherapeutics.com/investor-overview/asx-announcements/

Part 7C - Timetable

7C.1 Proposed +issue date

8/1/2024

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Proposed issue of securities

Part 7D - Listing Rule requirements

7D.1 Has the entity obtained, or is it obtaining, +security holder approval for the entire issue under listing rule 7.1?

Yes

7D.1a Date of meeting or proposed meeting to approve the issue under listing rule 7.1

29/12/2023

7D.2 Is a party referred to in listing rule 10.11 participating in the proposed issue?

Yes

7D.3 Will any of the +securities to be issued be +restricted securities for the purposes of the listing rules?

No

7D.4 Will any of the +securities to be issued be subject to +voluntary escrow?

No

Part 7E - Fees and expenses

7E.1 Will there be a lead manager or broker to the proposed issue?

Yes

7E.1a Who is the lead manager/broker?

MST Financial Services Pty Ltd

7E.1b What fee, commission or other consideration is payable to them for acting as lead manager/broker?

6% of amount raised under Placement

7E.2 Is the proposed issue to be underwritten?

No

7E.4 Details of any other material fees or costs to be incurred by the entity in connection with the proposed issue

Part 7F - Further Information

7F.01 The purpose(s) for which the entity is issuing the securities

The use of proceeds from this financing will provide ongoing funding of Alterity's Phase 2 clinical trials in MSA, planning for a Phase 3 clinical trial, continuing discovery and research efforts and general working capital.

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Proposed issue of securities

7F.1 Will the entity be changing its dividend/distribution policy if the proposed issue proceeds?

No

7F.2 Any other information the entity wishes to provide about the proposed issue

7F.3 Any on-sale of the +securities proposed to be issued within 12 months of their date of issue will comply with the secondary sale provisions in sections 707(3) and 1012C(6) of the Corporations Act by virtue of:

The publication of a cleansing notice under section 708A(5), 708AA(2)(f), 1012DA(5) or 1012DAA(2)(f)

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